  Filed by First Capital, Inc.

(Commission File No.: 000-25023)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Capital, Inc.

(Commission File No.: 000-25023)

This filing relates to the proposed merger of First Capital, Inc. (“First Capital”), an Indiana corporation, with First Bancorp of Indiana, Inc., an Indiana corporation (“First Bancorp”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 4, 2026, between First Capital and First Bancorp.

The “Frequently Asked Questions” document below was first made available on the First Federal Savings Bank website on November 6, 2026. The document will also be distributed at First Federal Savings Bank branches.

First Federal Savings Bank and First Harrison Bank

Customer Frequently Asked Questions

You may have seen the recent announcement that First Federal Savings Bank will be joining First Harrison Bank. We understand you may have questions about what this means for you. The most important thing to know is that there are no changes to your accounts, services, or how you bank with us at this time. We will keep you informed throughout the process, and you will receive plenty of advance notice before anything changes. Below are answers to some of the questions you may have.

ABOUT THE MERGER

What was announced?

On November 5, 2026, First Bancorp of Indiana, Inc., the parent company of First Federal Savings Bank, and First Capital, Inc., the parent company of First Harrison Bank, announced an agreement to combine. When the merger is complete, First Federal Savings Bank will become part of First Harrison Bank.

Who is First Harrison Bank?

First Harrison Bank is a community bank headquartered in Corydon, Indiana. It operates 12 branches in Clark, Floyd, Harrison and Washington counties in Indiana and 5 branches in Bullitt County, Kentucky. Together with First Federal Savings Bank’s 10 offices, the combined bank will serve customers from 27 locations across Southern Indiana and Kentucky.

Why are the banks combining?

Both banks share the same approach to community banking: local decision-making, personal service and a commitment to the communities we serve. Combining gives our customers access to additional resources and capabilities while keeping the relationships and service you count on today.

When will this happen?

The legal close of the merger is tentatively expected in the second quarter of 2027, subject to regulatory approvals, approval by First Bancorp of Indiana, Inc. shareholders, and the satisfaction of customary closing conditions. The conversion of our systems is tentatively expected in the third quarter of 2027. We will keep you updated as these dates are finalized.

YOUR ACCOUNTS

Do I need to do anything right now?

No. There is nothing you need to do. Continue to bank with us just as you do today.

Will anything change with my accounts?

Not at this time. Until the merger is complete, First Federal Savings Bank and First Harrison Bank will continue to operate as two separate banks, and there are no changes to our products, services or operations.

•	Continue to use your same accounts, debit cards and checks.
•	Continue to use your same login and password for online and mobile banking.
•	Direct deposits, automatic payments and transfers will continue as they do today.
•	The rates, fees and terms of your accounts are not changing as a result of this announcement.

Will my account number or routing number change?

Not at this time. If any changes are needed in the future, you will receive information well in advance, and we will help you through the process.

How should I make my loan payments?

Continue making your loan payments the same way you do today.

BRANCHES AND SERVICE

Will I still work with the same people?

Yes. You will continue to see the same local faces in our branches, providing the same service you have come to expect.

Will any First Federal Savings Bank branches close?

There are no current plans to close any First Federal branches. As always, if anything changes, we will communicate it well in advance.

Will branch hours or phone numbers change?

No. Our branch hours, phone numbers and the ways you reach us remain the same.

Can I make deposits or payments on my First Federal accounts at a First Harrison Bank branch?

Not yet. Until the merger is complete and our systems are combined, First Harrison Bank branches will not be able to serve First Federal Savings Bank accounts, and First Federal Savings Bank branches will not be able to serve First Harrison Bank accounts. Please continue to use your current First Federal Savings Bank branch. We will let you know when you can begin using First Harrison Bank locations.

Can I use First Harrison Bank ATMs without a fee?

Not yet. Until the merger is complete, the two banks operate separately, and standard ATM fees apply. Once the merger is complete, all locations will be First Harrison Bank ATMs and you would not be subject to out of network ATM fees.

LENDING

How will this affect lending?

Our loan products are not changing at this time. After the merger is complete, the combined bank’s larger size will increase the amount it can lend to a single customer, giving us greater capacity to serve growing businesses and larger projects in our communities. Mike Head will serve as Market President of First Harrison Bank and will remain closely involved with our customers.

DEPOSIT INSURANCE

Will my FDIC insurance be affected?

Until the merger between banks is complete, your deposits at First Federal and any deposits at First Harrison Bank are insured separately, each up to $250,000 per depositor, per ownership category.

After the merger, FDIC rules provide a grace period for customers who have deposits at both banks:

•	Demand deposits from First Federal Savings Bank will continue to be insured separately from your First Harrison Bank deposits for at least six months after the merger.
•	Certificates of deposit (CDs) opened at First Federal Savings Bank will remain separately insured until they mature. CDs that mature during the six-month period and renew for the same term and amount remain separately insured until their next maturity date. CDs that renew on different terms are separately insured only for the remainder of the six-month period.

If you have deposits at both banks, or balances near the insurance limit, we are happy to review your accounts with you. You can also learn more at www.fdic.gov.

SECURITY AND STAYING INFORMED

Is my information secure?

Yes. Protecting your information and privacy remains a top priority, and that does not change.

How can I protect myself from scams related to the merger?

Be cautious of anyone who contacts you claiming you need to “update” or “verify” your account because of the merger. We will never call, text or email you asking for your password, PIN, full card number or online banking login. If you receive a suspicious request, do not respond. Contact your local branch.

How will I be kept informed?

We will communicate with you directly as decisions are made, and you will receive plenty of advance notice before any changes take effect.

Who can I contact with questions?

Please contact your local First Federal Savings Bank branch. Our team is here to help and answer your questions.

Important Information for Investors and Shareholders

In connection with the proposed merger between First Capital, Inc. (“First Capital”) and First Bancorp of Indiana, Inc. (“First Bancorp”) (the “Merger”), First Capital will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of First Bancorp and a Prospectus of First Capital (“Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Capital and First Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the documents filed with the SEC by First Capital will be available free of charge on First Capital’s internet website at www.firstharrison.com under the “Investor Relations” tab.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between First Capital and First Bancorp. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participation in the Solicitation

First Capital and First Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Bancorp in connection with the proposed Merger. Information about the directors and executive officers of First Capital is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1070296/000110465926037802/fcap-20251231x10k.htm), and its proxy statement for its 2026 annual meeting of shareholders, filed with the SEC on April 8, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1070296/000110465926040934/tm261424d1_def14a.htm. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed Merger between First Capital and First Bancorp. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties, including a number of factors that could cause actual results to differ materially from those expressed or implied by such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed Merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed Merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed Merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with First Capital’s and First Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of First Capital and First Bancorp to execute their respective business plans (including integrating the First Capital and First Bancorp businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this communication and other factors identified in First Capital’s Annual Report on Form 10-K and other periodic filings with the SEC. Completion of the Merger is subject to the approval of the shareholders of First Bancorp, receipt of required regulatory approvals, and the satisfaction of customary closing conditions. These forward-looking statements are made only as of the date of this communication, and First Capital undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this communication.